Texxon Holding Limited

7A, Block C, 207 Songhong Road

Changning District, Shanghai, China, 200335

Tel: +86 574-62629970

VIA EDGAR

July 2, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Abe Friedman Theresa Brillant Rebekah Reed Donald Field

Re: Texxon Holding Limited

Draft Registration Statement on Form F-1

Submitted March 26, 2024

CIK No. 0002014337

Ladies and Gentlemen:

Texxon Holding Limited (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 24, 2024, relating to the Draft Registration Statement on Form F-1, submitted by the Company to the Commission on March 26, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar a revised draft registration statement (the “Draft Registration Statement”) with this response letter.

Draft Registration Statement on Form F-1 submitted March 26, 2024

Cover Page

1.	Where you discuss your structure as a Cayman Islands holding company that conducts substantially all operations through PRC subsidiaries, revise to disclose prominently that this structure involves unique risks to investors. Acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this holding company structure.

Response:

In response to the Staff’s comment, we have revised the disclosures on the cover page of the Draft Registration Statement.

2.	We note your statement that you are not "directly subject" to regulatory actions or statements related to data security and anti-monopoly enforcement by the PRC government. Please expand your disclosure to clarify how these recent statements and actions otherwise have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange. Additionally, revise to cross-reference individual risk factors regarding the legal and operational risks associated with having the majority of your operations in China, rather than the "Risk Factors" section in general. Lastly, please disclose the location of your auditor's headquarters where you discuss the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023.

Response:

In response to the Staff’s comment, we have revised the disclosures on the cover page of the Draft Registration Statement.

3.	Please revise to discuss all limitations on your ability to transfer cash between you, your subsidiaries, and investors. We note that certain "registration and approval/filing requirements" are addressed with respect to cash transfers from the holding company to PRC subsidiaries, but limitations on transfers from PRC subsidiaries to the holding company and investors, such as the review of dividend distributions to foreign investors and limitations regarding paying dividends out of retained earnings discussed at page 6, are not acknowledged on the cover page. Provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections as well.

Response:

In response to the Staff’s comment, we have revised the disclosures on the cover page of the Draft Registration Statement.

About This Prospectus, page 1

4.	Please revise your definition of "China" and "PRC" to clarify how Hong Kong fits into such definition. If you intend to carve out Hong Kong, please clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong. If you do not intend to carve out Hong Kong, revise the definition to disclose that the only time that "China" and "PRC" does not include Hong Kong is when you are referring to specific laws and regulations adopted by the PRC.

Response:

In response to the Staff’s comment, we have revised the disclosures on page ii of the Draft Registration Statement.

Prospectus Summary, page 3

5.	We note your statement on page 57 that there is a substantial doubt about your ability to continue as a going concern. Please include comparable disclosure in the prospectus summary and discuss the conditions or events raising such substantial doubt, as well as management's plans to address these concerns. Provide cross-references to discussion of this topic in the risk factors and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response:

In response to the Staff’s comment, we have revised the disclosures on page 4 of the Draft Registration Statement.

Overview, page 3

6.	Please provide the basis for your statement here and on pages 77 and 99 that you have "decades of experience in the plastic and chemical raw material market in China," as well as your statement on page 104 that you have "over twenty years of experience," given your indication that Net Plastic Technology started its business in 2011.

Response:

We respectfully advise the Staff that it should be “over a decade of experience” that we have since our primary operating subsidiary, Zhejiang Net Plastic Technology Co., Ltd. (“Net Plastic Technology”) started the business in 2011. In response to the Staff’s comment, we have revised the disclosures on pages 1, 78, 107 and 112 of the Draft Registration Statement.

Our Corporate History and Structure, page 4

7.	Please revise your diagram of the company's corporate structure to identify clearly the entity in which investors are purchasing an interest and the entity(ies) in which the company's operations are conducted. Further identify all persons or entities that own equity in each depicted entity, including the minority shareholders of Zhejiang Net Plastic Technology Co., Ltd., MR LI Hong Kong Investment Limited, Henan Net Plastic New Material Technology Co., Ltd., and Henan Net Plastic Chemical Distribution Co., Ltd. Please affirmatively state, if true, that you do not use a variable interest entity (VIE) structure.

Response:

In response to the Staff’s comment, we have revised the disclosures on pages 2, 75 and 76 of the Draft Registration Statement.

Summary of Risks Affecting Our Company

Risks Related to Doing Business in China, page 7

8.	Where you describe the significant regulatory, liquidity, and enforcement risks associated with having the majority of your operations in China, please revise to acknowledge the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

In response to the Staff’s comment, we have revised the disclosures on pages 5, 14, 18, 19, 21, and 23 of the Draft Registration Statement.

Recent Regulatory Developments in China, page 11

9.	Please clarify whether you have relied upon an opinion of counsel with respect to each conclusion regarding permissions and approvals from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. For example, you state that your PRC legal counsel has "advised [you]" with respect to your conclusion that no regulatory approvals or permissions aside from those identified are required for your business operations or the offering, but it is unclear whether this advice constitutes a formal opinion. Please also clarify whether your statement on page 14 that you and your subsidiaries "have received from PRC authorities all requisite licenses, permissions or approvals...and no permission or approval has been denied" is supported by an opinion of counsel. Additionally, please discuss how you came to the conclusion that approvals or permissions from the Cybersecurity Administration of China (CAC) are not required, why that is the case, and the basis on which you made that determination.

Response:

In response to the Staff’s comment, we have revised the disclosures on pages 10-13 of the Draft Registration Statement.

10.

We note your disclosure that you are subject to filing requirements with the China Securities Regulatory Commission (CSRC) in connection with this offering pursuant to the Trial Measures. Please disclose the timing and status of your compliance with your obligations under the Trial Measures and discuss consequences of non-compliance, including warnings, required revision of filings, and fines. Make conforming revisions where you discuss the Trial Measures on the prospectus cover page and in the risk factors.

Response:

In response to the Staff’s comment, we have revised the disclosures on the cover page, pages 12 and 18 of the Draft Registration Statement.

Risk Factors

Risks Related to Doing Business in China

There are uncertainties regarding the interpretation and enforcement of PRC laws..., page 20

11.	Please expand your discussion of oversight by the CAC to explain how it impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. For example, please disclose here, as you do in the prospectus summary, that you have concluded that you are not subject to CAC review, clarify whether such conclusion is supported by an opinion of counsel, and provide the basis for such conclusion. In this regard, we note your statement that you "are not [an] 'operator of critical information infrastructure' or 'data processor'," but you indicate that the Measures for Cybersecurity Review as promulgated in February 2022 also require certain "online platform operators" to undergo cybersecurity review without explaining why you do not fall within such category. Lastly, because the Measures for Cybersecurity Review took effect in February 2022, please revise your statement that they are "recently adopted."

Response:

In response to the Staff’s comment, we have revised disclosures on pages 11, 21, and 22 of the Draft Registration Statement.

The PRC government exerts substantial influence over the manner in which we..., page 22

12.	Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that invention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Revise your disclosure that the PRC government "may influence [y]our operations" to clarify that they may intervene or influence your operations at any time. Additionally, where you disclose that the PRC government has recently indicated an intent to exert "more oversight and regulation" over overseas offerings and foreign investment in China-based issuers, revise to state that they have also indicated intent to exert more control over such offerings and investment, and that any such action could cause the value of your securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Response:

In response to the Staff’s comment, we have revised the disclosures on pages 5, 12, and 23 of the Draft Registration Statement.

Risks Related to Our Business and Industry, page 35

13.	Please add a risk factor discussing your debt obligations and related risks and considerations, such as the impact of the interest rate environment. In this regard, we note your statements on pages 86 and 89, respectively, that you intend to secure additional financing through this offering "and other debt financing" and that you "finance operations through short-term revolving loans provided by various PRC banks."

Response:

In response to the Staff’s comment, we have added a risk factor under pages 8 and 48 of the Draft Registration Statement.

Risks Related to this Offering and Ownership of our Ordinary Shares

Our director and Chief Executive Officer has substantial influence over our company..., page 63

14.	Please explain why you state that Mr. Xu "could have significant influence" in determining the outcome of certain matters submitted to shareholders for approval, but also that he "will...have the power to prevent or cause a change in control." Please also acknowledge the shareholdings of your other officers and directors in this risk factor and indicate whether they may act in concert to influence or control matters of the company. Provide similar disclosure regarding concentration of share ownership in the prospectus summary. Lastly, please clarify whether you will qualify for controlled company exemptions under exchange listing standards following the offering and, if so, whether you intend to rely upon such exemptions. In this regard, we note that your principal shareholders information on page 130 indicates that various members of Mr. Xu's immediate family beneficially own amounts of ordinary shares beyond those directly held by Xu.

Response:

In response to the Staff’s comment, we have revised the disclosures on the cover page, pages 8, 16, 64, and 65 of the Draft Registration Statement.

We are a foreign private issuer within the meaning of the rules..., page 66

15.	Please supplement this or another risk factor to acknowledge the "home country practice" exemptions available to foreign private issuers pursuant to exchange listing standards and indicate whether you expect to rely upon such exemptions. Make conforming revisions where you discuss the implications of being a foreign private issuer in the prospectus summary.

Response:

In response to the Staff’s comment, we have revised the disclosures on pages 15 and 67 of the Draft Registration Statement.

Use of Proceeds, page 68

16.	We note your statement that 40% of the net proceeds of the offering will be used for “construction of production facilities and…upgrades and purchases of new production equipment.” Please clarify whether these planned expenditures relate specifically to the polystyrene manufacturing facility under construction in Henan Province, particularly given your statement on page 91 that you had approximately $69.8 million in capital commitments related to this project as of June 30, 2023. If so, provide a brief description of assets to be acquired, their costs and disclose the amount and sources of other funds needed to complete the project, each to the extent applicable. Refer to Items 3.C.1 and 3.C.2 of Form 20-F.

Response:

We respectfully advise the Staff that the planned expenditures relate specifically to our polystyrene manufacturing factory in Henan Province, China. The proceeds from our proposed initial public offering (“IPO”) will be used for the construction of the factory and operations and the expansion of our production facilities at the factory after the construction has been completed.  In response to the Staff’s comment, we have revised the disclosures on page 69 of the Draft Registration Statement.

Enforceability of Civil Liabilities, page 72

17.	If any of your directors, officers, or members of senior management are located in the PRC or Hong Kong, please revise to state that is the fact and identify the relevant individuals and their location(s).

Response:

In response to the Staff’s comment, we have revised the disclosures on page 73 of the Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 80

18.	Please quantify the extent to which changes in revenue are attributable to changes in prices or to changes in the volume or amount of goods sold. Please also quantify factors to which changes in results of operations are attributed. For example, we note disclosure that revenue increased from increased demand and from expanding your business through partnerships. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response:

In response to the Staff’s comments, we have revised our disclosure on pages 81 - 83 of the Draft Registration Statement.

19.	We note per the risk factor on page 37 and the notes to your financial statements that your product lines can be divided into two categories, basic chemicals and plastic particles, and that different products have different gross margins. We also note that revenue from plastic products decreased significantly for the year ended June 30, 2023 from the amount generated for the year ended June 30, 2022. Please provide a discussion of revenue and cost of revenue by product categories in your results of operations discussion. Refer to Item 303(b) of Regulation S-K.

Response:

In response to the Staff’s comments, we have revised our disclosure on pages 82 - 84 of the Draft Registration Statement to provide the discussion of revenue and cost of sales by product categories.

20.	We note when discussing the increase to your year over year revenues on page 82, you partially attribute the increase to the expansion of your sales teams. Please reconcile this with the decline in year over year selling and marketing expenses as disclosed on your Consolidated Statements of Operations and discussed on page 84.

Response:

In response to the Staff’s comments, we have revised our disclosure on page 83 of the Draft Registration Statement.

Industry, page 94

21.	You state that information in this section is derived from an industry report prepared by Sublime China Information Co., Ltd., but you also state on page 67 that an industry report was issued by Zhuo Chuang Consulting. Please clarify whether one or two separate reports were commissioned, and file as exhibit(s) to the registration statement the written consent(s) required by Rule 436 under the Securities Act.

Response:

We respectfully advise the Staff that both Sublime China Information Co., Ltd. and Zhuo Chuang Consulting refer to the same firm but the names are different due to difference in translation. In response to the Staff’s comment, we have revised the disclosures on page 68 of the Draft Registration Statement and will file the consent of Sublime China Information Co., Ltd. as an exhibit upon the public filing of our registration statement.

Business

Overview, page 99

22.	Please explain how you calculate the number of suppliers and customers "registered on [y]our platform" and how this metric differs from and/or relates to suppliers from which you have procured or purchased and customers with which you have "completed transactions," as referenced on page 103.

Response:

We respectfully advise the Staff that the term “registered on our platform” refers to suppliers and customers who have met our specific requirements and qualifications and thus were approved by us for registration on our platform. Among those registered customers, we counted the number of customers we have “completed transactions” with by counting those who have signed a contract with us and received their deliveries or payments, as applicable.

In response to the Staff’s comment, we have revised the disclosures on pages 78, 107, 110 and 111 of the Draft Registration Statement.

Accelerate the construction of our chemical and plastic raw materials plant in Henan Province, China., page 101

23.	We note your disclosure that you are in the process of constructing a factory for the manufacturing of polystyrene in Henan Province, China. Please revise to discuss the timing, costs and financing associated with this project.

Response:

In response to the Staff’s comment, we have revised the disclosures on pages 109, 115, and 118 of the Draft Registration Statement.

Our Platform and Services

Delivery, page 102

24.	We note your statement that you "flexibly adopt direct shipping from suppliers to customers," but elsewhere throughout the prospectus you indicate that you "take ownership of the products sold" and discuss relationships with third-party delivery service and warehousing providers. Please revise to discuss all delivery model alternatives and indicate which are more commonly used, so that investors understand the frequency with which you rely upon third parties for logistics and delivery services. Clarify whether customers select their delivery model or whether and how you manage this process.

Response:

In response to the Staff’s comment, we have revised the disclosures on page 110 of the Draft Registration Statement.

Our Suppliers, page 105

25.	With a view towards consistency, please provide additional information on how suppliers utilize your platform to offer products to customers, how products are priced, and how this process translates into revenues for the company. For example, you state here that suppliers "register on [y]our platform in order to publish product and price information," but the description of your revenue model on page 103 suggests that you, rather than suppliers, "determine the prices sold to [y]our customers." Additionally, your disclosure here and on page 37 indicates that you enter into "purchase agreements" and "long-term supply contracts" with suppliers, but on page 38 you state, "We do not enter into long term supply agreements with suppliers and manufacturers..." Make conforming revisions to discussion of your relationships with suppliers elsewhere throughout the prospectus as needed.

Response:

In response to the Staff’s comment, we have revised the disclosures on pages 39, 78, 113, F-9, and F-34 of the Draft Registration Statement.

26.	Please reconcile your statement on page 102 that you "procured from over 968...suppliers in the fiscal year ended June 30, 2023," with your statement here that you "made purchases from a total of approximately 485...suppliers" for the fiscal year ended June 30, 2023, or explain how these metrics differ. Additionally, we note from page F-21 that three suppliers accounted for an aggregate of approximately 52.5% of the company's total purchases for the fiscal year ended June 30, 2023. Please confirm that this is consistent with your statements regarding procuring from over 968 suppliers and/or purchasing from 485 suppliers during such fiscal year, as the case may be.

Response:

In response to the Staff’s comment, we have revised the disclosures on pages 78, 107, 110, and 114 of the Draft Registration Statement.

Material Contracts

Agreement with Taiqian Government, page 107

27.	Please provide additional information regarding the background of and rights and obligations under the agreement with the Taiqian government entered into in April 2022. For example, explain why the Taiqian government contracted with you for the building of this facility, whether you will fully own the manufacturing factory once completed, how the related land use right agreement factors into the arrangement, whether you will be subject to mandatory polystyrene output requirements, etc. File this agreement as an exhibit to the registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. Additionally, where you discuss the polystyrene manufacturing facility earlier in the prospectus, provide additional context to indicate that it is being constructed pursuant to a contractual obligation and acknowledge any related limitations and risks (e.g., capital expenditure obligations and penalties for failure to timely complete the project).

Response:

In response to the Staff’s comment, we have revised the disclosures on pages 41, 115 to 116, and 118 of the Draft Registration Statement. We have added the agreement with the Taiqian Government, including the supplemental agreement thereto, as Exhibit 10.3 to the Draft Registration Statement and intend to file the exhibit upon the public filing of our registration statement.

Related Party Transactions, page 131

28.	Please disclose the amount of the outstanding advance due to Shanghai Zhongguang Yiyun Supply Chain Management Co., Ltd. as of the latest practicable date. Refer to Item 7.B.2 of Form 20-F. Additionally, we note your disclosure on page 142 regarding the issuance of shares to certain purchasers in exchange for equity interests in Net Plastic Technology, and at least some of these purchasers appear to be related parties within the meaning of Item 7.B of Form 20-F, according to the principal shareholders information on page 130. Please disclose these transactions in this section or explain why you are not required to do so.

Response:

In response to the Staff’s comments, we have revised our disclosure on page 140 of the Draft Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

29.	We note per the risk factor on page 57 that there is substantial doubt about your ability to continue as a going concern; however, we note that the auditors have not included a going concern qualification in their audit report. Please have your auditors explain to us their consideration of AS 2415 in concluding on the company's ability to continue as a going concern. Additionally, please tell us your consideration of ASC 205-40-50 in assessing your ability to continue as going concern in light of the information disclosed in the above referenced risk factor.

Our auditor, ZH CPA LLC (“ZH”), has performed the procedures required by AS 2415 to evaluate our ability to continue as a going concern. These procedures included the following:

1. ZH evaluated the audit evidence obtained during the audit and identified conditions and events that collectively raised substantial doubt about our ability to continue as a going concern for a reasonable period of time.

2. ZH obtained and reviewed management’s plans intended to mitigate the adverse conditions or events identified. ZH has also assessed the feasibility and likelihood of these plans being effectively implemented and their potential to alleviate the identified conditions or events.

3. ZH reviewed the disclosures in our consolidated financial statements related to going concern and evaluated the adequacy and appropriateness of these disclosures.

Based on these procedures, ZH concluded that substantial doubt about our ability to continue as a going concern for a reasonable period of time existed but has been alleviated with management's plans. The disclosures in our consolidated financial statements were adequate, and thus, no modification to the auditor's report regarding the going concern issue was necessary.

We have assessed our ability to continue as a going concern in accordance with ASC 205-40-50 as follows:

1. We evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year from the date that the financial statements are issued.

2. We assessed whether our management's plans are intended to mitigate the adverse conditions or events.

3. We assessed whether our management's plans will be effectively implemented.

4. We assessed whether our management's plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt.

We disclosed the principal conditions or events that raise substantial doubt, our evaluation of the significance of those conditions or events, and our plans that alleviated the substantial doubt in our footnote disclosures. The disclosures in our consolidated financial statements were adequate.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

30.	Please tell us your accounting policy, citing the relevant guidance, in recognizing "cost of sales - related parties" during the years presented. In this regard, we note from page 131, the amounts reflected on your Consolidated Statements of Operations appear to reflect the products purchased from related parties during the years ended June 30, 2022 and 2023, rather than the cost of sales of products sold to related parties. Refer to Rule 5-03(b)(2) of Reg S-X.

Response:

We respectfully advise the Staff that cost of sales from related parties consist of the cost of products purchased from related parties. In response to the Staff’s comments, we have revised our disclosure on pages F-10 and F-22.

Consolidated Statements of Cash Flows, page F-6

31.	Please tell us your basis in GAAP for recording inflows and outflows related to Notes Payable within your cash flows from operating activities rather than cash flows from financing activities. In your response, also tell us why the decrease in your Notes Payable balance reflects a $24.7M operating cash outflow when the notes are issued to your vendors. Refer to ASC 230-10-45.

Response:

We respectfully advise the Staff that the notes payable represents trade payable and are issued by financial institutions on the Company’s behalf to vendors to purchase the plastic and chemical raw material and other products for resales. In accordance with 230-10-45-17, cash payments to acquire materials for manufacture or goods for resale, including principal payments on accounts and both short- and long-term notes payable to suppliers for those materials or goods, are accounted for cash outflow for operating activities. Therefore, we classified the inflows and outflows related to notes payables to vendors to purchase products for resales within cash flow from operating activities rather than cash flow from financing activities in accordance with 230-10-45-17.

In response to the Staff’s comments, we have revised our disclosure on pages F-20 and F-45 of the Draft Registration Statement.

During the fiscal year ended June 30, 2023, we repaid all outstanding notes payable, which amounted to approximately $40.6 million as of June 30, 2022, upon their maturities. Additionally, we issued $13.8 million in notes payable to vendors. This resulted in a net operating cash outflow of $24.7 million, net of the $2.1 million of exchange rate effects.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue recognition, page F-9

32.	We note you account for revenue generated from the sale of products on a gross basis, as you have determined the company to be acting as the principal in these transactions. Please tell us the nature in how products sold are purchased and held prior to being transferred to the customer, and how control was determined. Specifically, we note your inventory balance amounts to approximately 0.07% of your revenues for the fiscal year ended June 30, 2023, and would not appear to be enough inventory to support a single day sales based on your daily average sales. Refer to ASC 606-10-55-36 through In your response, also provide us your detailed consideration of the other indicators mentioned in ASC 606-10-55-39.

Response:

We respectfully advise the Staff that the nature in how products sold are purchased and held prior to being transferred to our customers and how control was determined are as follows:

We purchase products from suppliers at customers’ requests. Upon receiving an order from a customer, we place an order with suppliers. We take control of the purchased products once they are acquired from the suppliers. We organize the shipping and delivery of products to customers. Our promise is to fulfill customer orders and transferring the control of products to customers, which primarily consists of inventory physical delivery and acceptance by the customers and transfer of ownership of inventory to the customers without change in inventory physical location. We bear the inventory risk during the period after the control is transferred from the suppliers to us and before the control is transferred to customers.

We respectfully advise the Staff that our considerations of the indicators in ASC 606-10-55-39 are as follows:

606-10-55-39 Indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal, see paragraph 606-10-55-37) include, but are not limited to, the following:

a. The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

b. The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return).

c. The entity has discretion in establishing the price for the specified good or service.

Our analysis of each of the above indicators is as follows:

a. We entered sales contracts with each individual customer for each individual transaction. The contracts are negotiated as a single performance obligation, which transfers the control of the products to the customer, in accordance with paragraphs 606-10-25-14 through 25-22. We are responsible for transferring the control of products to the customers.

b. We bear the inventory risk before the control of the product and risk of loss between after the control were transferred from the suppliers to us and before the control were transferred to customers.

c. The purchase price is agreed between us and the suppliers. We determine the selling price by add a certain gross profit to the purchase price. We have the discretion on the gross profit and selling price and the suppliers were able to determine our price to the customers.

Therefore, we act as a principal for sale and such revenues are reported on a gross basis.

We respectfully advise the Staff that our response to low inventory balance is as follows:

We purchase products from suppliers at customer’s request, and mostly organizes the shipping and delivery of products to customers on the same day as the purchase. Upon goods transferred from supplier to us, we arrange the shipping and normally delivery can be made within days if not on same day. Therefore, inventory balance is very minimum for those goods in transit to customers.

Accounts Receivable, page F-11

33.	Please tell us your process for billing and receipt of customer payments. In your response, tell us the percentage of revenue that is prepaid, paid on receipt, and paid on credit.

Response:

We respectfully advise the Staff that we grant credit to customers, without collateral, under normal payment terms (typically 7 to 60 days from the date of customers’ acceptance of goods). We typically receive the customers’ acceptance of goods within 3 days after delivery. Upon receipt of customers’ acceptance of goods, we typically issue invoices to our customers, who are expected to make payments within the specified terms on the invoices. Our receipt of customers’ acceptance of goods triggers our accounts receivable process, during which we monitor incoming payments.

We disaggregate our revenue on the basis of payment types as follows:

	For the Fiscal Year Ended June 30,
	2023	%	2022	%
Prepaid sales	$532,972,031	96.5%	$419,944,573	85.8%
Sales on credit	19,554,151	3.5%	$69,487,767	14.2%
Total revenue	$552,526,182	100%	$489,432,340	100%

In response to the Staff’s comments, we have revised our disclosure on pages F-10 to F-11 of the Draft Registration Statement.

Note 9 - Short Term Borrowings, page F-19

34.	We note your disclosure that "all the loans outstanding at June 30, 2023 have been fully repaid except the loan from Huaxia Bank." We also note from your disclosure on page 89 "all of the loans are expected to be renewed." Please tell us if the borrowings have been renewed subsequent to year end, and your consideration to disclose any subsequent borrowings in your subsequent event footnote.

Response:

We respectfully advise the Staff that it should be “Some of the short-term loans, which are under the lines of credit from various PRC banks, allowing us to borrow up to a specified limit and providing immediate access to funds as needed.” In response to the Staff’s comment, we have revised the disclosures in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on pages 97 and 98 and “Notes to Consolidated financial statements” section on page F-24 of the Draft Registration Statement.

Note 10 - Notes Payable, page F-20

35.	Please tell us where the corresponding entry is reflected on your Consolidated Balance Sheets for the Notes Payable, which are issued by financial institutions on the Company’s behalf to vendors. Please also revise to disclose the terms of the notes that you have with your vendors.

Response:

We respectfully advise the Staff that the notes payables represent trade payable and are issued by financial institutions on the Company’s behalf to vendors to purchase the plastic and chemical raw material and other products for resales. When we purchase products from suppliers and pay by notes payable, we debit inventory and credit notes payable. In response to the Staff’s comment, we have revised our disclosure on page F-20 of the Draft Registration Statement.

General

36.	We note that you have a Hong Kong entity in your organizational structure. Please revise throughout to discuss applicable laws and regulations in Hong Kong, as well as related risks and consequences. Location-specific regulations that should be discussed include, but are not limited to, enforceability of civil liabilities in Hong Kong and China's Enterprise Tax Law. Disclose on the prospectus cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment, or list on a U.S. or foreign exchange. Include risk factor disclosure explaining whether there are laws and regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes it is compliant with the regulations or policies that have been issued.

Response:

In response to the Staff’s comment, we have revised the disclosures on the cover page, pages 3, 14, and 25 of the Draft Registration Statement.

37.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the

Response:

We respectfully advise the Staff that, as of the date hereof, no written communications have been provided to potential investors in reliance on Section 5(d) of the Securities Act. We will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. We further advise the Staff that investors will not retain copies of such materials.

* * *

We thank the Staff for your review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Wei Wang, Esq. of Ellenoff Grossman & Schole LLP, at wwang@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

By:	/s/ Hui Xu
Name:	Hui Xu
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP